Invictus Provides Update on German Partnership and EU-GMP Certification

VANCOUVER, Sept. 24, 2018 /CNW/ - INVICTUS MD STRATEGIES CORP. ("Invictus" or the "Company") (TSXV:GENE) (OTCQX: IVITF) (FRA: 8IS1) is pleased to provide an update on its progress towards European Union Good Manufacturing Practices ("EU-GMP") certification. Invictus' wholly-owned subsidiary, Acreage Pharms Ltd. ("Acreage Pharms"), has designed and is currently building its Phase 3 and 4 purpose-built cultivation facilities to be EU-GMP compliant. EU-GMP standards are the most stringent regulations in the world and our team at Acreage Pharms are working together with professional consultants in both Canada and Germany to meet these standards.

The 90,000 square foot Phase 3 facility has an expected completion date of January 2019 and is fully funded as a result of the previously announced $25.5 million loan from ATB Financial. Approximately $10 million has been dedicated to the 90,000 square foot Phase 4 facility, which will commence construction upon completion of Phase 3.

The Invictus sales approach is defined by five pillars of distribution including medical, adult-use, international, Licensed Producer to Licensed Producer and retail stores. Our progress towards EU-GMP certification is a cornerstone for our international plan. Despite countries such as Germany, Italy, Norway, Greece, Poland, Switzerland, and the United Kingdom having implemented, or are in the process of implementing, some form of legal medical cannabis, many do not permit the cultivation of cannabis on home soil. Invictus has signed an LOI for cannabis sales into Germany and plans to supply the German market with medical cannabis upon successful receipt of its EU-GMP certification (see press release dated June 19, 2018, for further details).

The Importer, whose name will remain undisclosed until execution of a definitive Offtake Agreement, boasts a vast distribution network of 20,000 pharmacies, with a focus on product marketing and professional education. The Importer's experienced management team previously led an international joint venture successfully to the final stage of the German tender for domestic cannabis production.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman and CEO

Jessica Martin
Vice President, Public Relations and Regulatory Affairs
(833) 879-4363

About Invictus

Invictus is a global cannabis company offering a selection of products under a wide range of lifestyle brands. Our integrated sales approach is defined by five pillars of distribution including medical, adult-use, international, Licensed Producer to Licensed Producer and retail stores.

Invictus has partnered with business leaders to convey our corporate vision, including KISS music legend and business mogul Gene Simmons as our Chief Evangelist Officer, and global branding agency Authentic Brands Group. Invictus is expanding its cultivation footprint, with two cannabis production facilities fully licensed under ACMPR in Canada and a third awaiting approval, featuring 100,000 square feet of available grow space today with 200,000 expected by January 2019 and 1 million by end of 2020. The Company will earmark 50 per cent of production to the medical and recreational markets, respectively. To ensure consistency in quality and supply, Invictus maintains all aspects of the growing process through its subsidiary, Future Harvest Development Ltd., a high-quality Fertilizer and Nutrients manufacturer. Invictus drives sustainable long-term shareholder value through a diversified product portfolio with over 69 Health Canada approved strains and a multifaceted distribution strategy including medical, recreational, international and retail. For more information visit www.invictus-md.com.

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, timing, assumptions or expectations of future performance, including the timing, approval and completion of the Arrangement and related matters and the potential production capacity of Invictus, are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "intends" or "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would" or "occur". Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including that Invictus will be successful in reaching its potential production capacity, its production facilities will be completed as anticipated, regulatory approval will be granted as anticipated, Invictus will reach full production capacity on the timeline anticipated by the Company, and no unforeseen construction delays will be experienced. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, the Company will not obtain the requisite approvals to complete the Arrangement, Invictus will not be successful in reaching its potential production capacity, its production facilities will not be completed as anticipated, and licenses or approvals being granted on terms or timelines that are materially worse than expected by the Company. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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CNW 09:00e 24-SEP-18